Exhibit 23.2

To the Shareholders and Board of Directors
TransCommunity Financial Corporation

We consent to the incorporation by reference in registration statement on Form S-8 (No. 333-109953), relating to the TransCommunity Bankshares Incorporated 2001 Stock Option Plan (as amended effective March 27, 2003), of our report, dated March 20, 2005 (except for reclassification of discontinued operations, as to which date is March 27, 2006), relating to the consolidated balance sheet of TransCommunity Financial Corporation as of December 31, 2004, and the related consolidated statement of operations, stockholders’ equity, and cash flows for the year then ended, which report appears on Page F-3 in the December 31, 2005 Annual Report on Form 10-KSB of TransCommunity Financial Corporation.

S. B. Hoover & Company, L.L.P.

Harrisonburg, VA
March 31, 2006